Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of   March 2004
Commission File Number: 0-49984

                           MITEL NETWORKS CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.


     Attached hereto as Exhibit 1 is the Registrant's Notice of Special Meeting of Shareholders and Management Proxy Circular, sent to the Registrant's shareholders on or about March 29, 2004.

     Attached hereto as Exhibit 2 is the Registrant's form of proxy, sent to the Registrant's shareholders together with the proxy circular attached as Exhibit 1.

     Attached hereto as Exhibit 3 is the letter, dated March 26, 2004, sent to the Registrant's shareholders together with the proxy circular and form of proxy attached as Exhibits 1 and 2.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2004

                                        MITEL NETWORKS CORPORATION


                                        By: /s/ Steven Spooner
                                            ----------------------------------
                                            Name: Steven Spooner
                                            Title: Vice-President Finance and
                                            Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------

1.            Notice of Special Meeting of Shareholders and Management Proxy
              Circular

2.            Form of Proxy

3.            Letter to Shareholders dated March 26, 2004

                                    EXHIBIT 1

[LOGO] MITEL

                           Mitel Networks Corporation
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of Mitel Networks Corporation (the "Corporation") will be held at 350 Legget Drive, Ottawa, Ontario, Canada on April 20, 2004 at 10:00 a.m., Ottawa time, for the following purposes:

1. To consider and, if thought advisable, approve a special resolution ("Special Resolution No. 1") authorizing an amendment to the Articles of the Corporation to: (i) create two new classes of preferred shares in the capital of the Corporation, namely the Class A Convertible Preferred Shares and Class B Convertible Preferred Shares, each of which will be issuable in series; and (ii) set out the rights, privileges, restrictions and conditions attaching to the existing Common Shares of the Corporation.

2. To consider and, if thought advisable, approve a special resolution ("Special Resolution No. 2") authorizing an amendment to the Articles of the Corporation to delete therefrom the share transfer restriction set forth in Section 4 of the Articles of the Corporation.

3. To consider and, if thought advisable, approve an ordinary resolution (the "Ordinary Resolution") fixing the number of directors of the Corporation at eight (8).

4. To consider and, if thought advisable, approve a special resolution ("Special Resolution No. 3") authorizing an amendment to the Articles of the Corporation to permit the directors to appoint, from time to time, one or more additional directors.

5. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

A copy of the full text of the proposed Special Resolution No. 1, Special Resolution No. 2, the Ordinary Resolution and Special Resolution No. 3 are attached as Schedules "A", "B", "C" and "D", respectively, to the Management Proxy Circular which accompanies this Notice.

A summary of Shareholders' rights of dissent, which are applicable in respect of Special Resolution No. 1 and Special Resolution No. 2 only, is set out in Section G of the Management Proxy Circular.

Shareholders unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete, sign, date and return the form of proxy accompanying this Notice together with, in the case of proxies executed other than by an individual who is the registered holder of the shares, a power of attorney or other authority, if any, under which such proxy was signed or a notarially certified copy thereof to the Secretary of the Corporation at the address noted above or by facsimile to (613) 592-7813 on or before 5:00 p.m., Ottawa time, on April 16, 2004, being the second business day preceding the date of the Meeting.

DATED this 26th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ Kent H. E. Plumley
------------------------
Kent H. E. Plumley
Corporate Secretary
Ottawa, Ontario, Canada

[LOGO] MITEL

                           MITEL NETWORKS CORPORATION
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7


                            MANAGEMENT PROXY CIRCULAR


A.  MANAGEMENT SOLICITATION OF PROXIES

This management proxy circular (the "Management Proxy Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Mitel Networks Corporation (the "Corporation") for use at the Special Meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at 350 Legget Drive, Ottawa, Ontario, Canada on April 20, 2004 commencing at 10:00 a.m., Ottawa time, for the purposes set out in the foregoing notice of the Meeting (the "Notice of Meeting") and at any adjournments thereof. This solicitation is made by the management of the Corporation.

It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by officers or directors of the Corporation. The cost of solicitation will be borne by the Corporation.

Except as otherwise stated, the information contained in this Management Proxy Circular is given as of March 26, 2004.

B.  APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed with this Management Proxy Circular, and, whether or not you now plan to attend the Meeting, you are asked to complete, sign, date and return the proxy in the envelope provided. Proxies to be exercised at the Meeting must be deposited with the Secretary of the Corporation at the Corporation's offices at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 or by facsimile to (613) 592-7813 on or before 5:00 p.m., Ottawa time, on April 16, 2004, being the second business day preceding the date of the Meeting.

The persons named in the enclosed form of proxy are both officers of the Corporation. If you wish to appoint some other person or company (who need not be a shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided.

Execution or exercise of a proxy does not constitute a written objection for purposes of subsection 190(5) of the Canada Business Corporations Act (the "CBCA").

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy under subsection 148(4) of the CBCA by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (or if the Shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing), either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which such proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

C. VOTING OF PROXIES

The form of proxy affords the Shareholder an opportunity to specify that the shares registered in his/her/its name shall be voted in favour of or against the matters being considered in accordance with the directions of the Shareholder appointing the proxy nominee. If no directions are specified by the Shareholder in the proxy signed by such Shareholder, the shares will be voted in favour of Special Resolution No. 1, Special Resolution No. 2, the Ordinary Resolution and Special Resolution No. 3.

The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. The form of proxy also confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to any other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting. If any such matters should properly come before the Meeting, each nominee named in the enclosed form of proxy will vote the shares represented by the proxy on those matters in accordance with his best judgment.

D. AUTHORIZED CAPITAL AND VOTING SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares"), of which 141,317,861 Common Shares are issued and outstanding. In addition, as of March 25, 2004, the Corporation had stock options outstanding in respect of 4,542,719 Common Shares, and warrants outstanding in respect of 12,986,968 Common Shares.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of outstanding Common Shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting, except to the extent that a person has transferred any of his/her/its Common Shares after that date and the transferee of such shares establishes proper ownership and has demanded prior to the commencement of the Meeting that his/her/its name be included in the list of Shareholders for the Meeting, in which case the transferee is entitled to vote his/her/its shares at the Meeting.

To constitute a quorum, holders of a majority of the Common Shares must be present in person or represented by proxy at the Meeting.

Each of Special Resolution No. 1, Special Resolution No. 2 and Special Resolution No. 3 must be approved by sixty-six and two-thirds percent (66 2/3%) of the votes cast by the Shareholders (in person or represented by proxy) in respect thereof in order to pass.

The Ordinary Resolution must be approved by a majority of the votes cast by the Shareholders (in person or represented by proxy) in respect thereof in order to pass.

E. PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of more than 10% of the Corporation's issued and outstanding Common Shares:

--------------------------------------------------------------------------------
                                                                   Percentage of
Name and Municipality             Number of Common Shares          Common Shares
    of Residence                    Beneficially Owned              Outstanding
--------------------------------------------------------------------------------
Mitel Systems Corporation (1)           90,000,000                    63.7%
Ottawa, Ontario
--------------------------------------------------------------------------------
Wesley Clover Corporation(1)            20,448,875                    14.5%
St. John's, Newfoundland
--------------------------------------------------------------------------------
(1) Dr. Terence H. Matthews, the Chairman of the Board of the Corporation, controls, directly or indirectly, Mitel Systems Corporation and Wesley Clover Corporation. Dr. Matthews also controls Mitel Knowledge Corporation, which beneficially owns 4,555,169 Common Shares. The aggregate number of Common Shares beneficially owned by Mitel Systems Corporation, Wesley Clover Corporation and Mitel Knowledge Corporation constitute approximately 81.4% of the Corporation's issued and outstanding Common Shares.

F. BUSINESS TO BE TRANSACTED AT THE MEETING

(1) Special Resolution No. 1 to Amend the Articles of the Corporation to Create Class A Convertible Preferred Shares and Class B Convertible Preferred Shares and to Set Out the Rights of the Existing Common Shares

Overview

Included in the business of the Meeting will be consideration of the proposed Special Resolution No. 1 to approve an amendment to the Articles of the Corporation to: (i) create two new classes of preferred shares, namely, the Class A Convertible Preferred Shares (the "Class A Preferred Shares") and the Class B Convertible Preferred Shares (the "Class B Preferred Shares"), each of which will be issuable in series; and (ii) set out the rights, privileges, restrictions and conditions attaching to the existing Common Shares of the Corporation.

Preferred shares are the primary form of equity purchased by institutional investors and venture capital firms in today's market. While the Corporation has historically raised capital through the issuance of its Common Shares, it has determined that the creation of two classes of preferred shares is now necessary in order to complete a proposed financing transaction, which transaction is further described under the heading "Financing Background" below.

Each class of preferred shares proposed to be authorized by Special Resolution No. 1, being the Class A Preferred Shares and the Class B Preferred Shares, will be issuable in series. The CBCA permits, where a class of shares authorized in a corporation's articles are issuable in series, the directors of the corporation to be authorized to fix the number of shares in, and designate the rights, privileges, restrictions and conditions attaching to the shares of, each series. The power to designate a series of shares and to designate the rights, privileges, restrictions and conditions to be attached to such series of shares is, subject to the parameters of the CBCA and the terms attached to the shares as a class, fully within the discretion of the board of directors. As such, the board of directors is not required to seek the further authorization or approval from shareholders in order to designate any particular series of shares and to designate the rights, privileges, restrictions and conditions to be attached to such series of shares.

In designating a series of shares, the board of directors designates the rights to be attached to such series, including for example any dividend rights, liquidation preferences, redemption or conversion rights, and any other rights permissible under the CBCA and the terms of the class of preferred shares as a whole. The board of directors will then authorize and direct the corporation to file articles of amendment to effect the designation of the series, again, without the requirement to seek any further authorization or approval from the corporation's shareholders.

The following discussion will give Shareholders the background information as to why the board of directors of the Corporation (the "Board of Directors") has determined that it is in the best interests of the Corporation to amend its Articles to create the Class A Preferred Shares and Class B Preferred Shares, each issuable in series. Also discussed below are the rights, privileges, restrictions and conditions the Corporation expects to be attached to a proposed initial series of Class A Preferred Shares and a proposed initial series of Class B Preferred Shares, which series will be required in order for the Corporation to complete the proposed financing transaction discussed below.

In addition to the creation of the Class A Preferred Shares and Class B Preferred Shares, the amendment to the Articles of the Corporation proposed to be authorized by Special Resolution No. 1 will also set out the rights, privileges, restrictions and conditions attaching to the existing Common Shares of the Corporation. It will be necessary to set out in the Articles of the Corporation such rights, privileges, restrictions and conditions, which previously were not set out in the Articles of the Corporation, for the reasons discussed below.

The full text of Special Resolution No. 1 is attached at Schedule "A" to this Management Proxy Circular, and the rights, privileges, restrictions and conditions to be attached to the existing Common Shares and to each of the Class A Preferred Shares and Class B Preferred Shares, as a class, are attached as Appendices "1", "2" and "3", respectively, to Special Resolution No. 1. In addition to reviewing the discussion contained in this Management Proxy Circular, each Shareholder is encouraged to review the full text of Special Resolution No. 1, including the rights, privileges, restrictions and conditions to be attached to the Common Shares and each of the Class A Preferred Shares and Class B Preferred Shares, as a class.

Proposed Terms and Provisions of the Existing Common Shares

Under the CBCA, so long as a corporation has only one class of shares it is not necessary to specifically set out the rights attaching to such shares in the articles of the corporation. Currently, the Common Shares are the only authorized class of shares of the Corporation, and as such the rights attaching to the Common Shares (which previously were not set out in the Articles of the Corporation) are prescribed by the CBCA. Specifically, subsection 24(3) of the CBCA provides that, where a corporation has only one class of shares, the rights of the holders of those shares are equal in all respects and include the right to:

     (a)  vote at any meeting of shareholders of the corporation;

     (b)  receive any dividend declared by the corporation; and

     (c)  receive the remaining property of the corporation on dissolution.

Where a corporation has more than one class of shares, the CBCA requires that the rights, privileges, restrictions and conditions attaching to each class of shares be specifically set out in the articles of the corporation. Therefore, now that the Corporation is proposing to create two additional classes of shares, the amendment to the Articles of the Corporation provided for in Special Resolution No. 1 will also specifically set out the rights, privileges, restrictions and conditions attaching to the Corporation's existing Common Shares. As a result of this amendment to the Articles of the Corporation, the rights, privileges, restrictions and conditions attaching to the Common Shares will be substantially similar to the rights, privileges, restrictions and conditions attaching to the Common Shares as they currently exist, except that the Common Shares will rank junior to the Class A Preferred Shares and Class B Preferred Shares (and any series of either such class).

Financing Background

The Corporation proposes to complete a new equity financing transaction (the "Financing"), pursuant to which it will issue and sell a series of Class A Preferred Shares (the "Series A Shares") at a purchase price of CDN$1.00 per share to certain new private equity investors (the "Investors"). The Financing is expected to raise CDN$20,000,000 to $30,000,000 in gross proceeds from the Investors. It is expected that one lead investor (the "Lead Investor"), who is at arm's length to the Corporation, will subscribe for a minimum of 20,000,000 Series A Shares. The Corporation expects that the proceeds raised on the Financing, net of expenses incurred in connection with the Financing, will be used for working capital. The Board of Directors believes that it is in the best interests of the Corporation to proceed with the Financing at this time.

Also, in connection with and as a condition of completing the Financing, and pursuant to certain pre-existing contractual arrangements, as such arrangements are expected to be amended prior to the closing of the Financing, it is intended that certain existing outstanding securities of the Corporation will be exchanged for or converted into a series of Class B Preferred Shares (the "Series B Shares") to be issued by the Corporation, as discussed below. The outstanding securities of the Corporation which will be exchanged for or converted into Series B Shares are as follows:

(i) 20,448,875 Common Shares (the "WCC Common Shares") held by Wesley Clover Corporation ("WCC"), a corporation controlled by Dr. Terence H. Matthews. The WCC Common Shares were issued by the Corporation in October of 2003 upon the conversion of certain promissory notes previously issued by the Corporation in favour of WCC evidencing debt of the Corporation to WCC. In October of 2003, WCC agreed, at the request of the Corporation and in order to strengthen the Corporation's balance sheet, to voluntarily convert such debt into the WCC Common Shares;

(ii)  4,000,000   Common  Shares  (the  "PTIC  Common  Shares")  held  by  Power
      Technology Investment Corporation ("PTIC"); and

(iii) 5,445,775 Common Shares (the "Debenture Shares") issued in October of 2003 upon the conversion of mandatory convertible debentures previously issued by the Corporation in favour of certain existing investors. The Debenture Shares were issued in October of 2003 upon the conversion of mandatory convertible debentures previously issued by the Corporation in favour of such investors to evidence loans made to the Corporation by such investors in August of 2002.

The Corporation expects that upon the closing of the Financing:

(i) the WCC Common Shares will be exchanged for a total of 40,897,750 Series B Shares, calculated on the basis of two Series B Shares for every WCC Common Share, pursuant to certain pre-existing contractual arrangements with WCC, as such arrangements are expected to be amended prior to the closing of the Financing;

(ii) the PTIC Common Shares will be exchanged for a total of 16,000,000 Series B Shares, calculated on the basis of four Series B Shares for each outstanding PTIC Common Share, pursuant to certain pre-existing contractual arrangements with PTIC, as such arrangements are expected to be amended prior to the closing of the Financing; and

(iii) the Debenture Shares will be converted into a total of 10,891,550 Series B Shares, calculated on the basis of two Series B Shares for each Debenture Share, pursuant to certain pre-existing contractual arrangements with the holders of the Debenture Shares, as such arrangements are expected to be amended prior to the closing of the Financing.

Based on the foregoing, upon the closing of the Financing, it is anticipated that an aggregate of 67,789,300 Series B Shares will be issued upon the exchange of the WCC Common Shares and PTIC Common Shares and the conversion of the Debenture Shares.

Management of the Corporation is continuing to negotiate the specific terms of the Financing, including the particular terms and provisions to be attached to the Series A Shares and Series B Shares, with the Lead Investor. Management of the Corporation is also discussing the terms and provisions to be attached to the Series B Shares with the holders of the WCC Common Shares and PTIC Common Shares.

It is expected that the Series B Shares will be substantially similar to the Series A Shares, but they will rank junior to the Series A Shares with respect to entitlements on any liquidation, dissolution or winding up of the Corporation or a change of control of the Corporation, and, where there are insufficient assets available to fully redeem the Series A Shares and Series B Shares, with respect to priorities to certain redemption payments. As set out in Appendices "2" and "3" to Special Resolution No. 1, both the Class A Preferred Shares and the Class B Preferred Shares will rank senior to the Common Shares with respect to payment of dividends and entitlements on any liquidation, dissolution or winding up of the Corporation.

The rights, privileges, restrictions and conditions which the Corporation expects to be attached to each of the Series A Shares and Series B Shares, once designated by the Board of Directors in connection with the Financing, are briefly summarized below. However, the actual rights, privileges, restrictions and conditions that ultimately attach to the Series A Shares and Series B Shares may change as a result of continuing negotiations in respect of the Financing, and such changes may be significant. Shareholders should be aware that once Special Resolution No. 1 has been passed, the Board of Directors will have discretion to determine the rights, privileges, restrictions and conditions to be attached to each series, subject only to the Board of Director's fiduciary duties and the provisions of the CBCA and the terms of the particular class of shares from which each series is designated.

Management and the Board of Directors have determined that the proposed amendments to the Articles of the Corporation to create the Class A Preferred Shares and Class B Preferred Shares are necessary in order to complete the Financing. Two classes of preferred shares, issuable in series, are being created at this time because the Lead Investor in the Financing will require that the Class A Preferred Shares be senior to the Class B Preferred Shares with respect to any liquidation, dissolution or winding up of the Corporation. Under the CBCA, it is therefore necessary to create two separate classes of preferred shares. In addition, creating two such classes of preferred shares, issuable in series, will allow the Corporation to continue to work with the Lead Investor and the other participants in the Financing to finalize the provisions to be attached to the Series A Shares and Series B Shares and to negotiate the other terms of the Financing. The ability of the Board of Directors to then authorize the Series A Shares and Series B Shares without the requirement for further shareholder approval will allow the Corporation to move more expediently to complete the Financing and meet the timing requirements of the Lead Investor.

The Board of Directors has therefore determined that it is in the best interests of the Corporation to amend the Articles of the Corporation to create the Class A Preferred Shares and Class B Preferred Shares and, as a result of the creation of the Class A Preferred Shares and the Class B Preferred Shares, to set out the rights, privileges, restrictions and conditions attaching to the existing Common Shares of the Corporation, all as set out in Special Resolution No. 1. Shareholders are encouraged to review Special Resolution No. 1 in its entirety in determining whether to vote in favour of Special Resolution No. 1.

The following is a summary of the rights, privileges, restrictions and conditions which the Corporation expects to be attached to each of the Series A Shares and Series B Shares, once designated by the Board of Directors in connection with the Financing. The following is a summary only, and the rights, privileges, restrictions and conditions which the Corporation expects to be attached to each of the Series A Shares and Series B Shares may change as the Corporation continues to negotiate the Financing. Such changes may be significant. Any such changes may be made to the terms and provisions of the Series A Shares and Series B Shares at the discretion of the Board of Directors when those series are designated in connection with the Financing.

Proposed Terms and Provisions of the Series A Shares

The following summarizes the key rights, privileges, restrictions and conditions expected to be attached to the Series A Shares:

      (a) Liquidation Preference - Upon the occurrence of a liquidation, dissolution or winding-up of the Corporation, or a "change of control" of the Corporation (to be defined in the Series A Share provisions), it is intended that holders of Series A Shares will be entitled to receive from the Corporation, in preference to any distribution to holders of Series B Shares (or any other series of Class B Preferred Shares) or Common Shares, an amount, in respect of each Series A Share, equal to the original issue price of CDN$1.00 per share plus any declared but unpaid dividends on such share (the "Series A Liquidation Preference"), subject to customary adjustments. After payment (whether in cash or other consideration) of the Series A Liquidation Preference, and payment (whether in cash or other consideration) of the Series B Liquidation Preference as described below, the holders of Series A Shares shall also be entitled to receive an amount equal to the amount that such holders would receive if the remaining assets of the Corporation available for distribution were distributed to the shareholders of the Corporation rateably on an as-if-converted to Common Shares basis.

      (b) Voting - The Series A Shares are intended to have voting rights on an as-if-converted to Common Shares basis. In addition, the holders of Series A Shares will be entitled to certain class and series voting rights under the CBCA.

      (c) Conversion - It is expected that the Series A Shares will be convertible, at the option of the holder, and automatically in certain circumstances, into Common Shares of the Corporation, on the basis of one Common Share for each Series A Share so converted, subject to customary adjustments for events such as stock splits and the anti-dilution protection described below. Except in connection with certain limited events (including certain defined liquidity events), it is expected that, on conversion, holders of Series A Shares will also receive, in respect of each Series A Share, an additional number of Common Shares equal to the price (as adjusted) at which Series A Shares are issued pursuant to the Financing, divided by the fair market value of a Common Share at the time of such conversion. Events that will trigger the automatic conversion of Series A Shares into Common Shares are expected to include: (i) the completion of an initial public offering meeting certain pre-conditions; and (ii) the vote of the holders of a certain percentage of the outstanding Series A Shares to require conversion.

      (d) Anti-Dilution Protection - It is expected that the Series A Shares will have "full ratchet" anti-dilution protection, such that if the Corporation issues Common Shares (or securities exercisable for, convertible into or exchangeable for Common Shares) at a price per Common Share which is less than the price (as adjusted) at which Series A Shares are issued pursuant to the Financing (subject to certain exceptions), then the number of Common Shares into which the Series A Shares will then be convertible will thereafter be calculated on the basis of the lowest price at which the Common Shares (or securities exercisable for, convertible into or exchangeable for Common Shares) were issued.

      (e) Redemption - It is expected that the Series A Shares will have redemption or similar rights, which will entitle the holders of a certain percentage of the outstanding Series A Shares, at any time following five years and one day from the last date that shares are issued in connection with the Financing, to require the Corporation to redeem the Series A Shares. It is intended that, subject to the availability of sufficient funds for redemption, upon any such redemption, holders of Series A Shares will be entitled to receive from the Corporation an amount equal to the amount that such holders would receive upon a liquidation, dissolution or winding-up of the Corporation, or a change of control of the Corporation (as described under paragraph (a) above).

Proposed Terms and Provisions of the Series B Shares

As described above, it is intended that the Series B Shares will be substantially the same as the Series A Shares, except that the Series B Shares will rank junior to the Series A Shares (but senior to the Common Shares) with respect to entitlements on a liquidation, dissolution or winding up of the Corporation or a change of control of the Corporation. It is further intended that the Series B Shares will also rank junior to the Series A Shares, where there are insufficient assets available to fully redeem the Series A Shares and Series B Shares, with respect to priorities to certain redemption payments, as described below. Again, the following summarizes the key rights, privileges, restrictions and conditions expected to be attached to the Series B Shares:

      (a) Liquidation Preference - Upon the occurrence of a liquidation, dissolution or winding-up of the Corporation, or a "change of control" of the Corporation, it is intended that holders of Series B Shares will be entitled to receive from the Corporation, after payment (whether in cash or other consideration) of the Series A Liquidation Preference to the holders of Series A Shares, in preference to any distribution to holders of Common Shares, an amount, in respect of each Series B Share, equal to the effective issue price of CDN$1.00 per share plus any declared but unpaid dividends on such share (the "Series B Liquidation Preference"), subject to customary adjustments. As described above with respect to the Series A Shares, after payment (whether in cash or other consideration) of the Series A Liquidation Preference, and payment (whether in cash or other consideration) of the Series B Liquidation Preference, the holders of Series B Shares shall also be entitled to receive an amount equal to the amount that such holders would receive if the remaining assets of the Corporation available for distribution were distributed to the shareholders of the Corporation rateably on an as-if-converted to Common Shares basis.

      (b) Voting - It is intended that the Series B Shares will have voting rights on an as-if-converted to Common Shares basis. In addition, the holders of Series B Shares will be entitled to certain class and series voting rights under the CBCA.

      (c) Conversion - It is expected that the Series B Shares will be convertible, at the option of the holder, and automatically in certain circumstances, into Common Shares of the Corporation, on the basis of one Common Share for each Series B Share so converted, subject to customary adjustments for events such as stock splits and the anti-dilution protection described below. Except in connection with certain limited events (including certain defined liquidity events), it is expected that, on conversion, holders of Series B Shares will also receive, in respect of each Series B Share, an additional number of Common Shares equal to the effective price (as adjusted) at which the Series B Shares are issued, divided by the fair market value of a Common Share at the time of such conversion.

      (d) Anti-Dilution Protection - It is expected that the Series B Shares will also have the same "full ratchet" anti-dilution protection as the Series A Shares.

      (e) Redemption - It is expected that the Series B Shares will have redemption or similar rights, which will entitle the holders of a certain percentage of the outstanding Series B Shares, at any time following five years and one day from the last date that shares are issued in connection with the Financing, to require the Corporation to redeem the Series B Shares. It is intended that, subject to the availability of sufficient funds for redemption, upon any such redemption, holders of Series B Shares will be entitled to receive from the Corporation an amount equal to the amount that such holders would receive upon a liquidation, dissolution or winding-up of the Corporation, or a change of control of the Corporation (as described under paragraph (a) above). It is expected that the redemption rights attached to the Series B Shares will differ from the redemption rights attached to the Series A Shares in that, where both the Series A Shares and Series B Shares are being redeemed, if there are insufficient funds available to redeem all such shares, it is intended that the shares would be redeemed in such a manner so as to reflect the same preferences as between the Series A Shares and Series B Shares as would apply to payments made on a liquidation, dissolution or winding-up of the Corporation (as described above).

Currently, the Common Shares are the Corporation's only authorized class of shares and, as such, are entitled to share proportionately in any assets remaining available for distribution to shareholders upon events such as a liquidation, dissolution or winding-up of the Corporation. Therefore, one consequence of the changes described above on existing Shareholders is that, on any such distribution, holders of Common Shares will not participate in any distribution available to shareholders of the Corporation until the Series A Liquidation Preference, Series B Liquidation Preference, and any other liquidation preferences attached to a series of Class A Preferred Shares or Class B Preferred Shares subsequently designated by the Board of Directors, are paid in full. When all such amounts are paid to the holders of such senior shares, the holders of Common Shares will then participate, along with the holders of such senior shares, on an as-if-converted to Common Shares basis, in any remaining assets available for distribution to the shareholders of the Corporation.

Proposed Shareholder Arrangements in Connection with the Financing

It is expected that, in connection with the closing of the Financing, the Corporation and certain of its principal shareholders, including Mitel Systems Corporation, Mitel Knowledge Corporation, Zarlink Semiconductor Inc. ("Zarlink"), PTIC, WCC and the Lead Investor in the Financing (collectively, the "Principal Shareholders") will enter into a new shareholders agreement (the "Shareholders Agreement"). Giving effect to the closing of the Financing, the Principal Shareholders will control, in the aggregate, approximately 91.1% of the issued and outstanding shares of the Corporation (assuming a minimum of 20,000,000 Series A Shares are issued pursuant to the Financing).

The key terms and provisions of the Shareholders Agreement are expected to include the following:

      (a) The right of the Lead Investor to nominate two members of the Board of Directors.

      (b)   Protective  provisions  requiring  the  Corporation  to  obtain  the
            consent  of  the  Lead  Investor  to  certain   fundamental  changes
            affecting the business, operations and capital of the Corporation.

      (c) Pre-emptive rights in favour of the Principal Shareholders over new issuances of securities of the Corporation (subject to customary exceptions).

      (d) Put rights in favour of the Lead Investor, Zarlink and PTIC, requiring the Corporation, in certain circumstances, to buy back the shares of the Corporation held by these shareholders. In the case of Zarlink and PTIC, these put rights will represent a continuation, with certain modifications, of existing contractual put rights in favour of these parties.

The Corporation is also expected to a enter into a registration rights agreement (the "Registration Rights Agreement") in favour of the Principal Shareholders, which, in the case of Mitel Systems Corporation, PTIC and Zarlink, will represent a continuation, with certain modifications, of existing registration rights in favour of these parties.

As the lead investor by virtue of its investment in this Financing, the Corporation also anticipates that the Lead Investor will receive warrants (the "Investor Warrants") to purchase certain additional Common Shares of the Corporation. The Investor Warrants are expected to provide the Lead Investor with the right to acquire up to that number of Common Shares as is equal to 25% of the number of Common Shares that would be issuable at the time of exercise of the Investor Warrants on conversion of the Series A Shares purchased by the Lead Investor. The exercise price for the Investor Warrants will be CDN$1.25 per share and such warrants will be exercisable for a period of seven years from the closing of the Financing. It is further expected that certain additional warrants (the "Anti-Dilution Warrants") will be issued to the Lead Investor to provide the Lead Investor with certain anti-dilution protection upon the occurrence of certain events related to the exercise of certain of the put rights which will be provided for in the Shareholders Agreement.

The Corporation is continuing to negotiate the terms of the Financing, and accordingly the terms of the Financing, including the terms of the Shareholders Agreement, Registration Rights Agreement, Investor Warrants and Anti-Dilution Warrants expected to be entered into in connection with the Financing may change, and such changes may be significant.

Voting Procedures

In order to pass, Special Resolution No. 1 must be approved by sixty-six and two-thirds percent (66 2/3%) of the votes cast at the Meeting, or any adjournment thereof, by the Shareholders (in person or represented by proxy) in respect thereof.

The Board of Directors recommends that Shareholders vote in favour of Special Resolution No. 1.

Unless the nominee identified in the Proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 1.

If Special Resolution No. 1 is approved, any director or officer of the Corporation will be authorized and directed, for and on behalf of the Corporation, to sign and deliver all such documents and to do all such other acts as such director or officer may consider necessary or desirable to give effect to Special Resolution No. 1 (including, without limitation, the delivery and filing of Articles of Amendment in the prescribed form under the CBCA).

In addition to the right to vote their shares as described above, the holders of Common Shares are entitled to rights of dissent ("Dissent Rights") in relation to Special Resolution No. 1 under the CBCA. These Dissent Rights are summarized in Section G of this Management Proxy Circular below, and the full text of the applicable provisions of the CBCA are attached as Schedule "E" to this Management Proxy Circular. Any shareholder intending to exercise Dissent Rights should review the applicable provisions of the CBCA and should seek legal advice since failure to comply strictly with the procedures set forth in such provisions may prejudice his, her or its rights thereunder.

Pursuant to the terms of Special Resolution No. 1, the Board of Directors will be authorized, without further approval of the Shareholders, to revoke Special Resolution No. 1 at any time prior to the delivery and filing of the Articles of Amendment contemplated in such resolution. For example, if Dissent Rights are exercised in respect of a significant number of shares, such that the Board of Directors concludes that it would not be desirable to proceed with Special Resolution No. 1, the Board of Directors may decide to revoke Special Resolution No. 1 before the action approved by such resolution becomes effective.

(2) Special Resolution No. 2 - Amendment to the Articles to Delete Share Transfer Restriction

Currently, section 4 of the Corporation's Articles provides that no shares of the capital stock of the Corporation shall be transferred without the consent of the directors of the Corporation, evidenced by a resolution passed by them and recorded in the books of the Corporation. This is the only share transfer restriction existing in the Corporation's Articles.

By virtue of its filings with the United States Securities and Exchange Commission, the Corporation may be considered a "distributing corporation" for purposes of the CBCA. Pursuant to subsection 49(9) of the CBCA, a distributing corporation is precluded from having any restrictions on the transfer or ownership of its shares. Therefore, in order to ensure compliance with the CBCA, the Corporation's governing corporate statute, Shareholders are being asked to consider and, if thought fit, approve Special Resolution No. 2, the full text of which is appended to this Management Proxy Circular as Schedule "B". Special Resolution No. 2 authorizes an amendment to the Corporation's Articles to delete therefrom the share transfer restriction set forth in section 4 of the Articles.

In order to pass, Special Resolution No. 2 must be approved by sixty-six and two-thirds percent (66 2/3%) of the votes cast at the Meeting, or any adjournment thereof, by the Shareholders (in person or represented by proxy) in respect thereof.

The Board of Directors recommends that Shareholders vote in favour of Special Resolution No. 2.

Unless the nominee identified in the Proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 2.

If Special Resolution No. 2 is approved, any director or officer of the Corporation will be authorized and directed, for and on behalf of the Corporation, to sign and deliver all such documents and to do all such other acts as such director or officer may consider necessary or desirable to give effect to Special Resolution No. 2 (including, without limitation, the delivery and filing of Articles of Amendment in the prescribed form under the CBCA).

In addition to the right to vote their shares as described above, the holders of Common Shares are entitled to Dissent Rights in relation to Special Resolution No. 2 under the CBCA. These Dissent Rights are summarized in Section G of this Management Proxy Circular below, and the full text of the applicable provisions of the CBCA are attached as Schedule "E" to this Management Proxy Circular. Any shareholder intending to exercise Dissent Rights should review the applicable provisions of the CBCA and should seek legal advice since failure to comply strictly with the procedures set forth in such provisions may prejudice his, her or its rights thereunder.

Pursuant to the terms of Special Resolution No. 2, the Board of Directors will be authorized, without further approval of the Shareholders, to revoke Special Resolution No. 2 at any time prior to the delivery and filing of the Articles of Amendment contemplated in such resolution. For example, if Dissent Rights are exercised in respect of a significant number of shares, such that the Board of Directors concludes that it would not be desirable to proceed with Special Resolution No. 2, the Board of Directors may decide to revoke Special Resolution No. 2 before the action approved by such resolution becomes effective.

(3)   Ordinary Resolution - Fixing the Number of Directors

The Articles of the Corporation provide that the Board of Directors is to consist of a minimum of one and a maximum of ten directors. The number of directors of the Corporation was previously fixed at six by a shareholders' resolution dated July 11, 2002. Presently, there are six directors on the Board of Directors. It is anticipated that in connection with the Financing, the Corporation will add two directors nominated by the Lead Investor to its Board of Directors. The Shareholders are therefore being asked to consider and, if thought fit, approve the Ordinary Resolution, the full text of which is appended to this Management Proxy Circular as Schedule "C". The Ordinary Resolution fixes the number of directors of the Corporation at eight
(8).

In order to pass, the Ordinary Resolution must be approved by a majority of the votes cast at the Meeting, or any adjournment thereof, by the Shareholders (in person or represented by proxy) in respect thereof.

The Board of Directors recommends that Shareholders vote in favour of the Ordinary Resolution.

Unless the nominee identified in the Proxy is directed to do otherwise, the nominee will vote in favour of the Ordinary Resolution.

In the event that the Financing does not proceed as anticipated, there will be no need at this time to increase the number of directors from six to eight and to add two directors nominated by the Lead Investor to the Board of Directors. Therefore, pursuant to the terms of the Ordinary Resolution, the Board of Directors will be authorized, without further approval of the Shareholders, to revoke the Ordinary Resolution at any time prior to the delivery and filing of the Articles of Amendment contemplated in Special Resolution No. 3.

(4) Special Resolution No. 3 - Authorizing the Directors to Appoint Additional Directors

As discussed above, the Articles of the Corporation provide that the Board of Directors is to consist of a minimum of one and a maximum of ten directors. As also discussed above, if the Ordinary Resolution is passed by the Shareholders, the number of directors that may be appointed within that range would be fixed at eight (8).

In order to provide the Corporation with the flexibility to appoint additional directors to the Board of Directors as may be necessary before the next annual meeting of shareholders (and in particular, in order to add the two directors that the Corporation anticipates may be nominated by the Lead Investor in connection with the proposed Financing), the Shareholders are being asked to consider and, if thought fit, approve Special Resolution No. 3, the full text of which is appended to this Management Proxy Circular as Schedule "D". Special Resolution No. 3 authorizes an amendment to the Articles of the Corporation to provide that the directors may appoint, from time to time, one or more additional directors within the limits provided in the CBCA and within the fixed number of directors from time to time authorized by the shareholders of the Corporation.

If Special Resolution No. 3 is approved, the Board of Directors will be permitted, within the limits provided in the CBCA and within the fixed number of eight (8) directors proposed to be authorized pursuant to the Ordinary Resolution, as discussed above, to appoint additional directors without the requirement for further shareholder approval. In this manner, in connection with the Financing, the Board of Directors would be able to act expediently concurrent with or immediately following the closing of the Financing, to add up to two nominees of the Lead Investor to the Board of Directors, without the requirement for further shareholder approval.

In order to pass, Special Resolution No. 3 must be approved by sixty-six and two-thirds percent (66 2/3%) of the votes cast at the Meeting, or any adjournment thereof, by the Shareholders (in person or represented by proxy) in respect thereof.

The Board of Directors recommends that Shareholders vote in favour of Special Resolution No. 3.

Unless the nominee identified in the Proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 3.

If Special Resolution No. 3 is approved, any director or officer of the Corporation will be authorized and directed, for and on behalf of the Corporation, to sign and deliver all such documents and to do all such other acts as such director or officer may consider necessary or desirable to give effect to Special Resolution No. 3 (including, without limitation, the delivery and filing of Articles of Amendment in the prescribed form under the CBCA).

Pursuant to the terms of Special Resolution No. 3, the Board of Directors will be authorized, without further approval of the Shareholders, to revoke Special Resolution No. 3 at any time prior to the delivery and filing of the Articles of Amendment contemplated in such resolution.

G.  DISSENT RIGHTS
The following discussion of the Dissent Rights of holders of Common Shares is not a comprehensive description of the procedures to be followed with respect to Dissent Rights and is qualified in its entirety by reference to the full text of section 190 of the CBCA, which text is attached as Schedule "E" to this Management Proxy Circular.

Shareholders who intend to exercise their Dissent Rights in respect of Special Resolution No. 1 or Special Resolution No. 2 should seek legal advice and carefully consider and comply with the provisions of section 190 of the CBCA. Failure to comply with the provisions of section 190 of the CBCA may result in the loss of all Dissent Rights under that section.

Pursuant to section 190 of the CBCA, a registered holder of Common Shares is entitled to dissent in respect of Special Resolution No. 1 or Special Resolution No. 2 and to be paid the fair value of his, her or its shares if the special resolution to which their dissent rights apply is adopted, provided that the Board of Directors has not revoked such special resolution before the action approved thereby becomes effective, and further provided that the holder delivers to the Corporation a written objection to such special resolution at or before the Meeting and otherwise complies with the steps set forth in section 190 of the CBCA.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a Shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of all of the Common Shares which are registered in that Shareholder's name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary that the non-registered shareholder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans, and their nominees). Accordingly, a non-registered shareholder will not be entitled to exercise Dissent Rights directly unless the shares are re-registered in the non-registered shareholder's name. A non-registered shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered shareholder deals in respect of his, her or its shares and either: (i) instruct the intermediary to exercise Dissent Rights on the non-registered shareholder's behalf; or (ii) instruct the intermediary to re-register the shares in the name of the non-registered shareholder, in which case the non-registered shareholder would be required to exercise the Dissent Rights directly. A vote against a special resolution does not constitute a written objection to such special resolution for purposes of the exercise of Dissent Rights. A Shareholder is not entitled to exercise Dissent Rights with regard to a special resolution if the shareholder votes any of the shares beneficially owned by the Shareholder in favour of such special resolution. A Shareholder is entitled to exercise Dissent Rights with regard to a special resolution with respect to any shares beneficially owned if the Shareholder either does not vote such shares and/or votes such shares against such special resolution.

A Shareholder who complies with each of the steps required to validly exercise Dissent Rights is entitled to be paid the fair value, as determined under the procedures outlined below, of the shares in respect of which such Shareholder dissents, determined as of the close of business on the day before the applicable special resolution is adopted.

In order to dissent validly, a Shareholder must:

      (a) provide the Corporation with a written objection to the special resolution at or before the Meeting;

      (b) within 20 days after receipt from the Corporation of notice that the special resolution has been adopted or, if such Shareholder does not receive such notice, within 20 days after such Shareholder learns that the special resolution has been adopted, send to the Corporation a written notice containing:

            (i)   the Shareholder's name and address;

            (ii) the number and class of shares in respect of which such Shareholder dissents; and

            (iii) a demand for payment of the fair value of such shares; and

      (c) within 30 days after sending the notice containing the demand for payment, send to the Corporation the certificate(s) representing such shares.

A dissenting Shareholder, upon sending the notice containing the demand for payment, ceases to have any other rights as a holder of the shares subject to such notice unless the dissenting Shareholder withdraws the notice before the Corporation makes an offer to pay for such shares, or the Corporation fails to make such an offer and the dissenting Shareholder withdraws his, her or its notice, or the Board of Directors revokes the special resolution in which case such Shareholder's rights as a holder of such shares will be reinstated as of the day on which the Shareholder sent the notice demanding payment.

The Corporation must, within ten days after the special resolution is adopted, send to each holder of shares who has filed the written objection referred to above, notice that the special resolution has been adopted. Not more than seven days after the later of the date the special resolution was adopted and the date of receipt of the dissenting Shareholder's demand for payment, the Corporation must also send an offer to each dissenting Shareholder to acquire such Shareholder's shares at a price considered by the Board of Directors to be their fair value. If the offer is accepted, payment must be made within ten days after acceptance. Any such offer lapses if not accepted within 30 days after it is made. If the Corporation fails to make an offer, or if the dissenting Shareholder fails to accept the Corporation's offer, the Corporation may, within 30 days after the date the special resolution was adopted or such further period as a court may allow, apply to a court to fix the fair value of the shares of dissenting Shareholders. If the Corporation fails to make such application, dissenting Shareholders may make a similar application within a further period of 20 days or such further period as a court may allow.

The foregoing is a summary only of the principal provisions of section 190 of the CBCA. Any Shareholder desiring to exercise Dissent Rights should seek legal advice since failure to comply strictly with the procedures set forth in that section may prejudice his, her or its rights thereunder.

H. INTERESTS IN MATTERS TO BE ACTED UPON

Dr. Terence H. Matthews, the Chairman of the Corporation, controls, directly or indirectly, Mitel Systems Corporation and WCC, each of which are significant shareholders of the Corporation holding approximately 63.7% and 14.5%, respectively, of the Common Shares outstanding, as set out under the heading "Principal Shareholders" above. Dr. Matthews also controls Mitel Knowledge Corporation, which holds approximately 3.2% of the Common Shares outstanding. As described above under the heading "Business to be Transacted at the Meeting - Financing Background", WCC is the holder of the WCC Common Shares, which are proposed to be exchanged for Series B Shares as a condition of the Financing, and pursuant to certain pre-existing contractual arrangements between the Corporation and WCC, as such arrangements are expected to be amended prior to closing of the Financing.

Each of Paul A.N. Butcher, Sir David Rowe-Beddoe, Kirk Mandy, Kent H.E. Plumley and Douglas McCarthy are directors or officers of the Corporation, and each holds, directly or indirectly, certain Debenture Shares which, as described above under the heading "Business to be Transacted at the Meeting - Financing Background", are intended to be converted (along with all other Debenture Shares) into Series B Shares as a condition to closing the Financing, and pursuant to certain pre-existing contractual arrangements between the Corporation and the holders of the Debenture Shares, as such arrangements are expected to be amended prior to closing of the Financing.

                                   CERTIFICATE


The contents and the distribution of this Management Proxy Circular have been approved by the Board of Directors.

/s/ Kent H.E. Plumley
-----------------------
Kent H. E. Plumley
Corporate Secretary
Ottawa, Ontario, Canada

                                  SCHEDULE "A"

                        TEXT OF SPECIAL RESOLUTION NO. 1

            RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
                        MITEL NETWORKS CORPORATION THAT:

1. The Articles of Mitel Networks Corporation (the "Corporation") be amended as follows:

      (a) to set out the rights, privileges, restrictions and conditions attaching to the Common Shares of the Corporation as set forth in Appendix "1" hereto;

      (b) by the creation of a new class of an unlimited number of preferred shares, issuable in series, to be known as the Class A Convertible Preferred Shares, and having the rights, privileges, restrictions and conditions as set forth in Appendix "2" hereto; and

      (c) by the creation of a new class of an unlimited number of preferred shares, issuable in series, to be known as the Class B Convertible Preferred Shares, and having the rights, privileges, restrictions and conditions as set forth in Appendix "3" hereto.

2.    Therefore, the authorized capital of the Corporation shall consist of:

      (a)   an unlimited number of Common Shares;

      (b) an unlimited number of Class A Convertible Preferred Shares, issuable in series; and

      (c) an unlimited number of Class B Convertible Preferred Shares, issuable in series.

3. Any one director or officer of the Corporation is authorized and directed to take any actions and execute any documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

4. Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the directors of the Corporation conclude that it would not be desirable to proceed with this special resolution, at any time before the filing and delivery of the Articles of Amendment contemplated in this resolution.

                                  APPENDIX "1"
                                 TO SCHEDULE "A"

                             COMMON SHARE PROVISIONS

The  Common  Shares  of  the  Corporation   shall  have  the  following  rights,
privileges, restrictions and conditions:

1. Voting Rights

Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares are entitled to vote. At all meetings of which notice must be given to the holders of the Common Shares, each holder of Common Shares shall be entitled to one vote in respect of each Common Share held by such holder.

2. Dividends

The holders of the Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation.

3. Liquidation, Dissolution or Winding-up

The holders of the Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

                                  APPENDIX "2"
                                 TO SCHEDULE "A"

                 CLASS A CONVERTIBLE PREFERRED SHARE PROVISIONS

The Corporation is authorized to issue an unlimited number of class A convertible preferred shares, issuable in series (the "Class A Preferred Shares"). The Class A Preferred Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

1. Directors' Authority to Issue One or More Series

The directors of the Corporation may, at any time and from time to time, issue the Class A Preferred Shares in one or more series.

2. Terms of Each Series

Subject to the following provisions, and subject to the filing of articles of amendment in prescribed form and the endorsement thereon of a certificate of amendment, in accordance with the Canada Business Corporations Act, before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles of the Corporation, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any) and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto. Before the first shares of a particular series are issued, the directors of the Corporation may change the rights, privileges, restrictions and conditions attaching to such unissued shares.

3. Ranking of the Class A Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Class A Preferred Shares shall confer upon a series a priority over any other series of Class A Preferred Shares in respect of the payment of dividends or return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

The Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital of the Corporation among its shareholders for the purpose of winding up its affairs.

4. Priority

The Class A Preferred Shares shall be entitled to priority as hereinafter provided over the Class B Preferred Shares, the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class A Preferred Shares with respect to the return of capital, the distribution of assets and the payment of declared but unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. The Class A Preferred Shares shall be entitled to priority over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class A Preferred Shares with respect to priority in the payment of any dividends.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preferred Shares of any series shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation as may be required by law:

      (a) to receive in respect of the shares of such series, prior to any distribution to the holders of Class B Preferred Shares or Common Shares, the amount, if any, provided for in the rights, privileges, restrictions and conditions attached to the shares of such series; and

      (b) if and to the extent provided in the rights, privileges, restrictions and conditions attached to the shares of such series, to share in the remaining assets of the Corporation (subject to the rights, if any, of holders of Class B Preferred Shares and any other class or series of shares of the Corporation to first receive payment of amounts in such event, if and to the extent provided in the rights, privileges, restrictions and conditions attached to any such shares).

5. Other Preferences

The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the articles of the Corporation over the Class B Preferred Shares, the Common Shares and any other shares of the Corporation ranking junior to the Class A Preferred Shares as may be determined in the case of such series of Class A Preferred Shares in accordance with paragraph 2 hereof.

6. Conversion Right

The Class A Preferred Shares of any series may be made convertible into or exchangeable for Common Shares of the Corporation.

7. Redemption Right

The Class A Preferred Shares of any series may be made redeemable, in such circumstances, at such price and upon such other terms and conditions, and with such priority, as may be provided in the rights, privileges, restrictions and conditions attached to the shares of such series.

8. Dividend Rights

The Corporation may at any time and from time to time declare and pay a dividend on the Class A Preferred Shares of any series without declaring or paying any dividend on the Common Shares or any other shares of any other class of the Corporation ranking junior to the Class A Preferred Shares. The rights, privileges, restrictions and conditions attached to the Class A Preferred Shares of any series may include the right to receive a dividend concurrently with any dividend declared on any other class or series of shares of the Corporation, to be calculated in the manner set forth in the rights, privileges, restrictions and conditions attached to the shares of such series of Class A Preferred Shares.

9. Voting Rights

Except as may be otherwise provided in the articles of the Corporation or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class A Preferred Shares, the holders of Class A Preferred Shares as a class shall not be entitled as such to receive notice of, nor to attend or vote at any meeting of the shareholders of the Corporation.

10. Variation of Rights

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class may be added to, amended or removed at any time with such approval as may then be required by law to be given by the holders of the Class A Preferred Shares as a class.

                                  APPENDIX "3"
                                 TO SCHEDULE "A"

                 CLASS B CONVERTIBLE PREFERRED SHARE PROVISIONS

The Corporation is authorized to issue an unlimited number of class B convertible preferred shares, issuable in series (the "Class B Preferred Shares"). The Class B Preferred Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

1. Directors' Authority to Issue One or More Series

The directors of the Corporation may, at any time and from time to time, issue the Class B Preferred Shares in one or more series.

2. Terms of Each Series

Subject to the following provisions, and subject to the filing of articles of amendment in prescribed form and the endorsement thereon of a certificate of amendment, in accordance with the Canada Business Corporations Act, before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles of the Corporation, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any) and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto. Before the first shares of a particular series are issued, the directors of the Corporation may change the rights, privileges, restrictions and conditions attaching to such unissued shares.

3. Ranking of the Class B Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Class B Preferred Shares shall confer upon a series a priority over any other series of Class B Preferred Shares in respect of the payment of dividends or return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

The Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital of the Corporation among its shareholders for the purpose of winding up its affairs.

4. Priority

The Class B Preferred Shares shall rank junior to the Class A Preferred Shares with respect to priority in the return of capital, the distribution of assets and the payment of declared but unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, but shall be entitled to priority as hereinafter provided over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class B Preferred Shares with respect to the return of capital, the distribution of assets and the payment of declared and unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. The Class B Preferred Shares shall be entitled to priority over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class B Preferred Shares with respect to priority in the payment of any dividends.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class B Preferred Shares of any series shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation as may be required by law:

      (a) to receive in respect of the shares of such series, after payment or provision for payment of the amounts payable in such event to the holders of Class A Preferred Shares in priority to the holders of Class B Preferred Shares and prior to any distribution to the holders of Common Shares, the amount, if any, provided for in the rights, privileges, restrictions and conditions attached to the shares of such series; and

      (b) if and to the extent provided in the rights, privileges, restrictions and conditions attached to the shares of such series, to share in the remaining assets of the Corporation (subject to the rights, if any, of holders of any other class or series of shares of the Corporation to first receive payment of amounts in such event, if and to the extent provided in the rights, privileges, restrictions and conditions attached to any such shares).

5. Other Preferences

The Class B Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof over the Common Shares and any other shares of the Corporation ranking junior to the Class B Preferred Shares as may be determined in the case of such series of Class B Preferred Shares in accordance with paragraph 2 hereof.

6. Conversion Right

The Class B Preferred Shares of any series may be made convertible into or exchangeable for Common Shares of the Corporation.

7. Redemption Right

The Class B Preferred Shares of any series may be made redeemable, in such circumstances, at such price and upon such other terms and conditions, and with such priority, as may be provided in the rights, privileges, restrictions and conditions attached to the shares of such series.

8. Dividend Rights

The Corporation may at any time and from time to time declare and pay a dividend on the Class B Preferred Shares of any series without declaring or paying any dividend on the Common Shares or any other shares of any other class of the Corporation ranking junior to the Class B Preferred Shares. The rights, privileges, restrictions and conditions attached to the Class B Preferred Shares of any series may include the right to receive a dividend concurrently with any dividend declared on any other class or series of shares of the Corporation, to be calculated in the manner set forth in the rights, privileges, restrictions and conditions attached to the shares of such series of Class B Preferred Shares.

9. Voting Rights

Except as may be otherwise provided in the articles of the Corporation or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Preferred Shares, the holders of Class B Preferred Shares as a class shall not be entitled as such to receive notice of, nor to attend or vote at any meeting of the shareholders of the Corporation.

10. Variation of Rights

The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares as a class may be added to, amended or removed at any time with such approval as may then be required by law to be given by the holders of the Class B Preferred Shares as a class.

                                   SCHEDULE "B"

                        TEXT OF SPECIAL RESOLUTION NO. 2

            RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
                        MITEL NETWORKS CORPORATION THAT:

1. The Articles of Mitel Networks Corporation (the "Corporation") be amended to delete therefrom the following restriction set forth in Section 4 of the Corporation's articles:

            "No shares of the capital stock of the Corporation shall be transferred without the consent of the directors of the Corporation, evidenced by a resolution passed by them and recorded in the books of the Corporation".

2. Any one director or officer of the Corporation is authorized and directed to take any actions and execute any documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3. Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the directors of the Corporation conclude that it would not be desirable to proceed with this special resolution, at any time before the filing and delivery of the Articles of Amendment contemplated in this resolution.

                                  SCHEDULE "C"

                           TEXT OF ORDINARY RESOLUTION

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.    The number of directors of the Corporation is hereby fixed at eight (8).

2. Notwithstanding the approval of this resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this resolution for any reason, at any time before the filing and delivery of the Articles of Amendment contemplated in proposed Special Resolution No. 3 to be considered by shareholders at the same special meeting as this resolution.

                                  SCHEDULE "D"

                        TEXT OF SPECIAL RESOLUTION NO. 3

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1. The Articles of the Corporation be amended to add as a special provision thereto that the directors may appoint, from time to time, one or more additional directors within the limits provided in the Canada Business Corporations Act and within any fixed number of directors from time to time authorized by the shareholders of the Corporation.

2. Any one director or officer of the Corporation is authorized and directed to take any actions and execute any documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3. Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, at any time before the filing and delivery of the Articles of Amendment contemplated in this resolution.

                                  SCHEDULE "E"

               Section 190 of the Canada Business Corporations Act

190. (1) Right to dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

      (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

      (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

      (c)   amalgamate otherwise than under section 184;

      (d)   be continued under section 188;

      (e) sell, lease or exchange all or substantially all its property under subsection 189(3) or

      (f)   carry out a going-private transaction or a squeeze-out transaction.

(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares held by him in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

      (a)   the shareholder's name and address;

      (b) the number and class of shares in respect of which the shareholder dissents; and

      (c)   a demand for payment of the fair value of such shares.

(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture - A dissenting  shareholder  who fails to comply with  subsection
(8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

      (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

      (b)   the corporation fails to make an offer in accordance with subsection
            (12) and the dissenting shareholder withdraws the notice, or

      (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subjection (7), send to each dissenting shareholder who has sent such notice

      (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

      (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties - On an application to a court under subsection (15) or (16),

      (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

      (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

(20) Power of court - On an  application  to a court  under  subsection  (15) or
(16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

      (a)   withdraw their notice of dissent,  in which case the  corporation is
            deemed  to  consent  to  the  withdrawal  and  the   shareholder  is
            reinstated to his full rights as a shareholder; or

      (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

      (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

      (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                   EXHIBIT 2

[LOGO] MITEL

                           Mitel Networks Corporation
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7

                                      PROXY

                       FOR USE BY HOLDERS OF COMMON SHARES
                     AT THE SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 20, 2004

This Proxy is solicited by the management of Mitel Networks Corporation. If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Dr. Terence H. Matthews or Don Smith as your proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The proxyholder must attend the Meeting in order to vote on your behalf.

The undersigned holder of shares of MITEL NETWORKS CORPORATION (the "Corporation") hereby appoints Dr. Terence H. Matthews, or failing him, Don Smith, each an officer of the Corporation, or instead of either of them, of as proxy for the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all common shares of the Corporation registered in the name of the undersigned and in respect of all matters that may come before the Special Meeting (the "Meeting") of the shareholders of the Corporation to be held on April 20, 2004, and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments, and without limiting the generality of the power hereby conferred, the common shares of the Corporation represented by this proxy:

1. SHALL BE VOTED FOR [ ] or SHALL BE VOTED AGAINST [ ] Special Resolution No. 1 as set out on Schedule "A" to the Management Proxy Circular accompanying this proxy, which resolution authorizes an amendment to the Articles of the Corporation to: (i) create two new classes of preferred shares in the capital of the Corporation, namely the Class A Convertible Preferred Shares and Class B Convertible Preferred Shares, issuable in series; and (ii) set out the rights, privileges, restrictions and conditions attaching to the existing Common Shares of the Corporation;

2. SHALL BE VOTED FOR [ ] or SHALL BE VOTED AGAINST [ ] Special Resolution No. 2, as set out on Schedule "B" to the Management Proxy Circular accompanying this proxy, which resolution authorizes an amendment to the Articles of the Corporation to delete therefrom the share transfer restriction set forth in Section 4 of the Articles of the Corporation;

3. SHALL BE VOTED FOR [ ] or SHALL BE VOTED AGAINST [ ] the Ordinary Resolution, as set out on Schedule "C" to the Management Proxy Circular accompanying this proxy, which resolution fixes the number of directors of the Corporation at eight (8);

4. SHALL BE VOTED FOR [ ] or SHALL BE VOTED AGAINST [ ] Special Resolution No. 3, as set out on Schedule "D" to the Management Proxy Circular accompanying this proxy, which resolution authorizes an amendment to the Articles of the Corporation to permit the directors to appoint, from time to time, one or more additional directors; and

5. With respect to amendments or variations to the foregoing matters or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned's proxyholder to vote as she/he thinks fit.

The undersigned hereby revokes any proxy previously given to any person.

DATED this ____ day of ___________________, 2004.



                           _____________________________________________________
                           Name of Shareholder (Please print)


                           _____________________________________________________
                           Signature of Shareholder or authorized representative


Note: If this Proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed or delivered by the Corporation.


PLEASE SEE THE FOLLOWING PAGE FOR INSTRUCTIONS.

INSTRUCTIONS

1. If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a shareholder to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Dr. Terence H. Matthews or failing him, Don Smith, as your proxyholder, you must strike out their names and insert the name of that other person in the blank space provided. The proxyholder must attend the Meeting in order to vote on your behalf.

2. You should indicate your choice on the matters to be voted upon at the Meeting by checking the appropriate box. If no choice is specified, your shares will be voted in favour of the matters to be voted upon at the Meeting.

3. The common shares represented by this form of proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

4. Please print the name of the shareholder in the space provided. The name of the shareholder must be exactly as your shares are registered.

5. If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

6. All shareholders should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

7. To be valid, this proxy must be dated and signed by you, as the registered holder of common shares of the Corporation, or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney.

                                   EXHIBIT 3

[LOGO] MITEL


March 26, 2004

To the Shareholders of Mitel Networks Corporation (the "Corporation")

You are invited to attend a Special Meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation to be held at 350 Legget Drive, Ottawa, Ontario, Canada on April 20, 2004, commencing at 10:00 a.m., Ottawa time.

The Meeting is being called in anticipation of an equity financing transaction (the "Financing") proposed to be entered into by the Corporation. In connection with the Financing, the Corporation is proposing to issue two new classes of preferred shares, the Class A Convertible Preferred Shares and the Class B
Convertible Preferred Shares. The Corporation is therefore placing before shareholders at the Meeting a proposed amendment to its Articles to create the two classes of preferred shares, issuable in series, and the other matters described below which are incidental to the Financing.

The following is a brief synopsis of the Financing:

      o Pursuant to the Financing, the Corporation will issue and sell a series of Class A Convertible Preferred Shares (the "Series A Shares") at a purchase price of CDN$1.00 per share to certain new private equity investors.

      o The Financing is expected to raise CDN$20,000,000 to $30,000,000 in gross proceeds, of which CDN$20,000,000 is expected to be subscribed for by the lead investor. The lead investor is at arm's length to the Corporation.

      o Also, in connection with and as a condition of completing the Financing, and pursuant to certain previous commitments made by the Corporation, the following existing outstanding securities will be exchanged for or converted into a series of Class B Convertible
            Preferred  Shares  (the  "Series  B  Shares")  to be  issued  by the
            Corporation:

            (i) certain common shares of the Corporation held by Wesley Clover Corporation, a corporation controlled by Dr. Terence H. Matthews, which common shares were issued in October of 2003 to Wesley Clover Corporation in connection with the agreement by Wesley Clover Corporation to voluntarily convert certain debt of the Corporation owed to Wesley Clover Corporation into equity;

            (ii) certain common shares of the Corporation held by certain existing investors, which common shares were issued in October of 2003 upon the conversion of mandatory convertible debentures previously issued by the Corporation in favour of such investors to evidence loans made to the Corporation by such investors in August of 2002; and

            (iii) certain  common  shares  of  the  Corporation  held  by  Power
                  Technology Investment Corporation.

      o It is expected that the Series B Shares will be substantially similar to the Series A Shares, but they will rank junior to the Series A Shares with respect to entitlements on any liquidation, dissolution or winding up of the Corporation or a change of control of the Corporation, and, where there are insufficient assets available to fully redeem the Series A Shares and Series B Shares, with respect to priorities to certain redemption payments.

      o Management of the Corporation is continuing to negotiate the specific terms of the Financing, including the particular terms and provisions to be attached to the Series A Shares and Series B Shares, with the lead investor. Management of the Corporation is also discussing the terms and provisions to be attached to the Series B Shares with certain of the holders of the securities to be exchanged for or converted into Series B Shares.

The above is a synopsis only. The Financing is described in further detail in Section F of the enclosed Management Proxy Circular under the heading "Business to be Transacted at the Meeting - Financing Background."

In anticipation of and in connection with the Financing, at the Meeting, you will be asked to consider and vote on:

(a) A special resolution ("Special Resolution No. 1") to authorize an amendment to the Articles of the Corporation: (i) to create two new classes of preferred shares in the capital of the Corporation, namely the Class A Convertible Preferred Shares and Class B Convertible Preferred Shares, each of which will be issuable in series; and (ii) as a result of the creation of the two new classes of preferred shares, as required by the Corporation's governing corporate statute, to set out the rights, privileges, restrictions and conditions attaching to the existing Common Shares of the Corporation. The full text of Special Resolution No. 1 is attached as Schedule "A" to the enclosed Management Proxy Circular.

(b) A special resolution ("Special Resolution No. 2") to authorize an amendment to the Articles of the Corporation to delete therefrom the share transfer restriction set forth in Section 4 of the Articles of the Corporation. The full text of Special Resolution No. 2 is attached as Schedule "B" to the enclosed Management Proxy Circular.

(c) An ordinary resolution (the "Ordinary Resolution") to fix the number of directors of the Corporation at eight (8). The full text of the Ordinary Resolution is attached as Schedule "C" to the enclosed Management Proxy Circular.

(d) A special resolution ("Special Resolution No. 3") to authorize an amendment to the Articles of the Corporation to permit the directors to appoint, from time to time, one or more additional directors. The full text of Special Resolution No. 3 is attached as Schedule "D" to the enclosed Management Proxy Circular.

(e)   Any other business as may properly come before the Meeting.

Each of Special Resolution No. 1, Special Resolution No. 2 and Special Resolution No. 3 to be considered at the Meeting must be approved by sixty-six and two-thirds percent (66 2/3%) of the votes cast by the Shareholders (in person or represented by proxy) in respect thereof in order to pass. The
Ordinary Resolution to be considered at the Meeting must be approved by a majority of the votes cast by the Shareholders (in person or represented by proxy) in respect thereof in order to pass.

The enclosed Management Proxy Circular provides a further description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. You are urged to review this information carefully and, if you require assistance, to consult your financial, legal and income tax advisors.

Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. Therefore, whether or not you are able to attend and regardless of the number of shares you own, you are encouraged to complete and return the enclosed form of proxy. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting in accordance with the provisions described in the enclosed Management Proxy Circular and form of proxy.

Sincerely,


/s/ Don Smith
-----------------------
Don Smith
Chief Executive Officer
Ottawa, Ontario, Canada